Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

January 20, 2009

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On January 20, 2009, China Life Insurance Company Limited issued two announcements in Chinese, English translation of which are attached as Exhibit 99.1 and Exhibit 99.2 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	English translation of the announcement dated January 19, 2009

99.2	English translation of the announcement dated January 19, 2009

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
January 20, 2009	Name:	Wan Feng
	Title:	President and Executive Director

Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

IMPORTANT

The Board of Directors and all its members warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Announcement on Resolutions of the Fourteenth Meeting of the Second Session of

the Board of Directors

The fourteenth meeting (the “Meeting”) of the second session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on January 19, 2009 at the conference room located on the 31 st floor of the headquarter of the Company. The directors were notified of the Meeting by way of a written notice dated January 9, 2009. Out of the 13 directors of the Company, 11 directors attended the Meeting in person, including Yang Chao, Chairman and executive director of the Company, Wan Feng, Lin Dairen and Liu Yingqi, executive directors of the Company, Miao Jianmin, Shi Guoqing and Zhuang Zuojin, non-executive directors of the Company, Long Yongtu, Sun Shuyi, Ma Yongwei and Cai Rang, independent directors of the Company. Chau Tak Hay and Ngai Wai Fung, independent directors of the Company, attended the Meeting by phone. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China, the Articles of Association of the Company and the Procedure Rules of the Meeting of the Board of Directors.

Chairman Mr. Yang Chao presided over the Meeting. The directors who took part in the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1 Passed the “Report on the Operation and Management of the Year of 2008 and the Operation Planning for the Year of 2009”

Voting result: 13 for, 0 against, with no abstention

Commission File Number 001-31914

2 Passed the “Proposal on the Report on the Anti-Money Laundering Work of the Company in the Year of 2008”

Voting result: 13 for, 0 against, with no abstention

3 Passed the “Proposal by Wan Feng, President of the Company, on the Designation of Mr. Liu Lefei to Work for CITIC Securities Company Limited and Removal of Mr. Liu Lefei from His Position as the Chief Investment Officer of the Company”

Voting result: 13 for, 0 against, with no abstention

The Board highly appreciates Mr. Liu Lefei’s contribution to the Company during his term of office.

Board of Directors of China Life Insurance Company Limited

January 19, 2009

Exhibit 99.2

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

IMPORTANT

The Board of Directors and all its members warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Announcement on Resolutions of the Thirteenth Meeting of the Second Session of

the Board of Supervisors

The thirteenth meeting (the “Meeting”) of the second session of the Board of Supervisors (the “Supervisory Board”) of China Life Insurance Company Limited (the “Company”) was held on January 19, 2009 at the conference room located on the 29th floor of the headquarter of the Company. The supervisors were notified of the Meeting by way of a written notice dated January 9, 2009.

All of the five supervisors of the Company attended the Meeting in person. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with provisions under applicable laws, administrative regulations and departmental rules, such as the Company Law of the People’s Republic of China, and provisions under the Articles of Association of the Company.

Ms. Xia Zhihua, Chairperson of the Supervisory Board, presided over the Meeting. The supervisors who were present passed the following resolution after sufficient review and discussion:

1. Passed the “Report on the Special Research of the Company by the Board of Supervisors for the Year of 2008”

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

January 19, 2009